90 FERC PARAGRAPH 61,268

                            UNITED STATES OF AMERICA
                      FEDERAL ENERGY REGULATORY COMMISSION


Before Commissioners:   James J. Hoecker, Chairman;
                        William L. Massey, Linda Breathitt,
                        and Curt Hebert, Jr.


Atlantic City Electric Company
Delmarva Power & Light Company                       Docket No. EC00-34-000
PECO Energy Company

Atlantic City Electric Company
Delmarva Power & Light Company                       Docket No. EC00-35-000
PSEG Nuclear LLC


                         ORDER APPROVING DISPOSITION OF
                            JURISDICTIONAL FACILITIES

                             (Issued March 17, 2000)

I.       Introduction

On December 9, 1999, Atlantic City Electric Company (Atlantic City), Delmarva Power & Light Company (Delmarva), PECO Energy Company (PECO Energy), and PSEG Nuclear LLC (PSEG Nuclear) (collectively, Applicants) filed two separate applications 1 under section 203 of the Federal Power Act (FPA)2 requesting Commission authorization for Atlantic City and Delmarva to sell, and PECO Energy and PSEG Nuclear to purchase, ownership interests in certain jurisdictional facilities associated with three nuclear power plants. Atlantic City and Delmarva propose to sell to PECO Energy a portion of their interests in Peach

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1    Atlantic City, Delmarva and PECO Energy filed an application in Docket No.
     EC00-34-000. Atlantic City, Delmarva and PSEG Nuclear filed an application in Docket No. EC00-35-000.

2    16 U.S.C. section 824b (1994).
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Bottom Atomic Power Station (Peach Bottom). In addition, Atlantic City and
Delmarva propose to sell to PSEG Nuclear a portion of their interests in Peach Bottom, and all of their interests in Salem Nuclear Generating Station (Salem) and Hope Creek Nuclear Generating Station (Hope Creek).

         As discussed below, the Commission will approve the transactions as consistent with the public interest.

II.  Background

     A.   Atlantic City

          Atlantic City is a public utility that owns and operates electric generation, transmission and distribution facilities that it uses to supply retail electric services in the state of New Jersey and to provide wholesale services through the eastern interconnection. It is a wholly-owned subsidiary of Conectiv, a registered public utility holding company under the Public Utility Holding Company Act (PUHCA). Atlantic City owns, in whole or in part, 1,303 MW of capacity in fossil-fired generating stations and 390 MW of capacity in nuclear generating stations. It is a member of the Pennsylvania-New Jersey-Maryland (PJM) Power Pool.

     B.   Delmarva

          Delmarva is a public utility that owns and operates electric generation, transmission and distribution facilities that it uses to supply retail electric services in the Delmarva Peninsula 3 and wholesale services throughout the eastern interconnection. Delmarva is also a wholly-owned subsidiary of Conectiv. Delmarva owns, in whole or in part, 2,373 MW of capacity in fossil-fired generating stations and 328 MW of capacity in nuclear generating stations. It is a member of the PJM Power Pool.

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3    The Delmarva Peninsula includes Delaware, the Eastern Shores counties of
     Maryland, and Virginia.

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     C.   PECO Energy

          PECO Energy is a public utility that serves approximately 1.5 million electricity customers and provides natural gas service to more than 400,000 customers in Pennsylvania. It owns approximately 9,200 MW of generating capacity. PECO Energy is a member of the PJM Power Pool. PECO Energy also has ownership interests in the following jurisdictional subsidiaries: 1) AmerGen Energy Company L.L.C. (AmerGen), a limited liability company formed to acquire and operate nuclear power plants in the United States; 2) Horizon Energy, Inc. d/b/a Exelon Energy, a power marketer; 3) PECO Energy Power Company; 4) Susquehanna Electric Company; and 5) Susquehanna Power Company.

     D.   PSEG Nuclear

          PSEG Nuclear is a wholly-owned subsidiary of PSEG Power LLC (PSEG Power), whose parent is Public Service Enterprise Group Incorporated, an exempt public utility holding company under PUHCA. PSEG Nuclear was formed to acquire the nuclear generating facilities of Public Service Electric & Gas Company (PSE&G). 4 PSEG Nuclear will sell all of the power and energy from its generation to PSEG Energy Resources & Trade LLC (PSEG Energy), a wholly-owned subsidiary of PSEG Power.

     E.   Description of the Proposed Transaction

          Atlantic City and Delmarva will transfer their interests in Peach Bottom, Salem Nuclear, and Hope Creek to PECO Energy and PSEG Nuclear.

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4    On  September 29, 1999, the Commission approved the transfer of all of the nuclear facilities owned by PSE&G to PSEG Nuclear. See Public Service Electric & Gas Co., et al., 88 FERC paragraph 61,299 (1999).

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          1.   Peach Bottom

          Peach Bottom is a nuclear plant located in York County, Pennsylvania. It has a summer capacity of 2,186 MW. Atlantic City and Delmarva each own a 7.51 percent interest in Peach Bottom. PECO Energy and PSE&G each own a 42.49 percent interest in that facility. Atlantic City and Delmarva both will transfer one-half of their interests (3.755 percent each) to PSEG Nuclear. Atlantic City and Delmarva both will transfer the other one-half of their interests (3.755 percent each) to PECO Energy. After the proposed transactions, PECO Energy and PSEG Nuclear each will own a fifty percent interest in Peach Bottom. PECO Energy currently operates and will continue to operate Peach Bottom after the transaction.

          2.   Salem

          Salem is a nuclear plant located in Salem County, New Jersey. It has a summer capacity of 2,240 MW. Atlantic City and Delmarva each own a 7.41 percent interest in Salem. PECO Energy and PSE&G each own a 42.59 percent interest in Salem. Under the proposed transaction, Atlantic City and Delmarva both will transfer their interests to PSEG Nuclear. After the transaction, PECO Energy will continue to own a 42.59 percent interest and PSEG Nuclear will own a 57.41 percent interest in Salem (following the transfer of the facility from PSE&G to PSEG Nuclear). PSE&G currently operates Salem and PSEG Nuclear will operate the facility after the transfer.

          3.       Hope Creek

          Hope Creek is a nuclear plant located in Salem County, New Jersey. It has a summer capacity of 1,019 MW. Atlantic City owns a five percent interest in Hope Creek and PSE&G owns a ninety-five percent interest in Hope Creek. Under the proposed transaction, Atlantic City will transfer its interest to PSEG Nuclear. After the transaction, PSEG Nuclear will own a 100 percent interest in Hope Creek (following the transfer of the facility from PSE&G to PSEG Nuclear). PSE&G currently operates Hope Creek and PSEG Nuclear will operate the facility after the transfer.

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III. Notices and Interventions

          Notices of the Applicants' filings were published in the Federal Register, 64 Fed. Reg. 72,334 and 64 Fed. Reg. 72,335 (1999) in Docket Nos. EC00-34-000 and EC00-35-000, respectively, with motions to intervene and protests due on or before January 10, 2000. The Virginia State Corporation Commission (Virginia Commission) filed a notice of intervention, and timely motions to intervene and protests were filed by Delaware Municipal Electric Corporation, Inc. (Delaware Municipal) in both dockets.5 Delmarva filed an answer to Delaware Municipal's motions to intervene and protests. Delmarva opposes Delaware Municipal's request to intervene on behalf of its members other than Seaford. We address the protests and answer below.

IV.  Discussion

     A.   Procedural Matters

          Pursuant to Rule 214 of the Commission's Rules of Practice and Procedure,6 the Virginia Commission's notice of intervention serves to make it a party to these proceedings. Notwithstanding Delmarva's opposition to Delaware Municipal's motion to intervene on behalf of its members (with the exception of Seaford), we find that good cause exists to grant the motion to intervene. Although we do not generally permit answers to protests,7 we find good cause to allow Delmarva's answer since it has helped to clarify the issues.

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5    The members of Delaware Municipal are the Delaware Cities and Towns of
     Newark, New Castle, Seaford, Milford, Lewes, Smyrna, Clayton, Middletown, and Dover, Delaware. However, Delaware Municipal is not seeking intervenor status for Dover in this proceeding.

6    See 18 C.F.R. sections 385.214 (1999).

7    See 18 C.F.R. sections 385.213 (1999).

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     B.   Analysis of the Section 203 Application

          Section 203(a) of the FPA provides, in relevant part, as follows:

               No public utility shall sell, lease, or otherwise dispose of the whole of its facilities subject to the jurisdiction of the Commission, or any part thereof of a value in excess of $50,000, or by any means whatsoever, directly or indirectly, merge or consolidate such facilities or any part thereof with those of any other person, or purchase, acquire, or take any security of any other public utility, without first having secured an order of the Commission authorizing it to do so.

16 U.S.C. section 824b(a) (1994).

          For the reasons discussed below, we find that Applicants' proposed transactions, together with Applicants' proposed commitments, are consistent with the public interest.

          1.   Effect on Competition

          Applicants claim that the proposed transactions will not adversely affect competition in the relevant geographic markets. They also state that the transactions will facilitate the restructuring of the electric power industry in the Mid-Atlantic region. Applicants submitted a competitive screen analysis consistent with the Department of Justice/Federal Trade Commission Merger Guidelines (Guidelines), which the Commission adopted in the Merger Policy Statement as the analytical framework for evaluating the effect of a proposed merger on competition.8 Applicants' analysis reveals changes in market

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8    See Inquiry Concerning the Commission's Merger Policy Under the Federal
     Power Act: Policy Statement, Order No. 592, 61 Fed. Reg. 68,595 (1996), FERC Stats. & Regs. paragraph 31,044 at 30,117-18 (1996), order on reconsideration, Order No. 592-A, 62 Fed. Reg. 33,341 (1997), 79 FERC paragraph 61,321 (1997) (Merger Policy Statement).

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concentration below the thresholds contained in the Guidelines. Furthermore, there is no evidence in this proceeding that there are barriers to entry that could prevent competitors from entering the market in the long term.

          Accordingly, the Commission finds that the proposed transactions will not adversely affect competition. We further note that no party in this proceeding claims that the proposed transactions will have an adverse effect on competition.

          2.   Effect on Rates

               a.   Applicants' Position

          Applicants state that the proposed transactions will not adversely affect wholesale rates because PECO Energy does not have any captive or cost-based wholesale power sales customers and Atlantic City has no wholesale customers. In addition, Applicants state that PSEG Nuclear's wholesale rates will not be affected because it will sell all of the power from the nuclear plants to PSEG Energy.9

          Applicants also state that Delmarva serves ten wholesale customers under full or partial requirements contracts. Eight of these customers are served under contracts with fixed demand and energy charges without fuel clauses. Delmarva provides partial requirements service to the Seaford and the City of Berlin, Maryland (Berlin) under contracts containing a fuel clause. The Seaford and Berlin contracts will terminate in 2003 and 2001, respectively. Applicants state that the energy supplied to Seaford will be replaced by interchange or power purchases at PJM market rates, which may result in energy prices lower or higher than Seaford's current rates. However, Applicants add that nothing in Seaford's contract obligates Delmarva to provide Seaford service from any particular generating units. Although Applicants claim that the impact of the proposed transaction on Seaford's rates would be de minimis, Applicants propose an open season that would allow Seaford to terminate its contract as of the date of closing of the proposed transaction or within fourteen months

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9    88 FERC at 61,916.

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thereafter, and to execute new contracts with Applicants or another supplier. In addition, Delmarva commits that it will not seek stranded costs from Seaford.

               b.   Delaware Municipal's Protest

          Delaware Municipal states that the proposed transfer of the facilities will increase charges to one of its members, Seaford, by approximately one million dollars per year for the remaining term of its four-year contract with Delmarva. According to Delaware Municipal, if Delmarva purchases power at market-based rates that contain higher energy charges than Seaford's existing contract, these higher costs will be automatically passed through Seaford's fuel adjustment clause. Accordingly, Delaware Municipal argues that the proposed open season is inadequate, and requests that Delmarva be required to freeze Seaford's energy charge at the 1999 average energy rate for the duration of the contract term.

          Delaware Municipal also requests that the Commission require Delmarva to reduce its demand charges and to file a cost-of-service study to reflect the effect of adjustments for accumulated depreciation, accumulated deferred income taxes, accumulated deferred investment tax credits and rate of return.

               c.   Commission Determination

          We will deny Delaware Municipal's request for a hold harmless provision, a rate freeze and a reduction in demand charges. Pursuant to Applicants' open season proposal, Seaford is free to terminate its contract as of the date of closing of the proposed transaction or within fourteen months thereafter, and to execute new contracts with Applicants or another supplier. Additionally, Seaford has no contractual right to receive service from specific generating resources, such as Peach Bottom, Salem and Hope Creek, nor does the contract prevent the acquisition or sale of facilities by Delmarva. Therefore, we find that Applicants' specific open season guarantee, coupled with their commitment not to seek stranded costs from Seaford, satisfy the Commission's ratepayer protection concerns.

          With respect to Delaware Municipal's concern over fuel cost increases, the Commission does not require applicants under section 203 to insulate their

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customers from the rate effects of non-merger-related events such as increases in fuel costs pursuant to a fuel adjustment clause as a part of a contract.10

          Moreover, with respect to Delaware Municipal's request for a cost-of-service filing, this is not the appropriate proceeding to consider whether Delmarva's transmission rates continue to be just and reasonable.11 If Delaware Municipal believes that the overall level of its rates is excessive, it may file a complaint with the Commission.12

          We also find that the proposed transactions will not adversely affect transmission rates. Atlantic City, Delmarva and PECO Energy are members of PJM and will provide transmission service pursuant to the PJM Open Access Transmission Tariff (PJM Tariff). 13 PSEG Nuclear will sell all of the power from the nuclear plants to PSEG Energy and PSEG Energy is required to use transmission service purchased pursuant to the PJM Tariff.14 Accordingly, we conclude that the proposed transactions will have no adverse affect on rates.

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10   See New York State Electric & Gas Corp., 86 FERC paragraph 61,020 at
     61,053, order denying reh'g, 86 FERC paragraph 61,284 at 62,022-23 (1999).
     See also Jersey Central Power & Light Co., 87 FERC paragraph 61,014 at 61,038 (1999). Delaware Municipal may file a complaint under section 206 of the FPA, 16 U.S.C. section 824e (1994), if it believes that the fuel adjustment clause needs to be revised as a result of the proposed transaction.

11   See Niagara Mohawk Power Corporation, 87 FERC paragraph 61,283 at 62,138
     (1999).

12   Id.

13 Pennsylvania-New Jersey-Maryland Interconnection, et al., 81 FERC paragraph 61,257 at 62,236 (1997), reh'g pending.

14   88 FERC at 61,916.

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          3.       Effect on Regulation

          Applicants state that the transactions will not impair the effectiveness of Federal or State regulation. They state that Atlantic City, Delmarva, PECO Energy and PSEG Nuclear will remain subject to the Commission's jurisdiction for wholesale sales, and Atlantic City, Delmarva and PECO Energy will remain subject to state regulatory jurisdiction for retail energy sales. Applicants also state that the proposed transactions will not result in any transfer of jurisdiction from this Commission to the Security and Exchange Commission.

          Accordingly, we find that the proposed transactions will not have an adverse effect on regulation.

          4.   Accounting

          The sale of the facilities constitutes the sale of an operating unit or system that is to be accounted for by Atlantic City and Delmarva in accordance with the provisions of Electric Plant Instruction 5, Electric Plant Purchased or Sold, and cleared through Account 102, Electric Plant Purchased or Sold.15 Atlantic City and Delmarva must file their journal accounting entries for the transaction within six months of the transaction.

The Commission orders:

          (A) The proposed disposition of jurisdictional facilities is hereby authorized as discussed in the body of this order.

          (B) The foregoing authorization is without prejudice to the authority of the Commission or any other regulatory body with respect to rates, service, accounts, valuation, estimates or determinations of cost or any other matter whatsoever now pending or which may come before the Commission.

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15   See 18 C.F.R. Part 101 (1999).

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          (C) Nothing in this order shall be construed to imply acquiescence in any estimate or determination of cost or any valuation of property claimed or asserted.

          (D) The Commission retains authority under sections 203(b) of the FPA to issue supplemental orders as appropriate.

          (E) Applicants are hereby directed to submit their accounting for the proposed transaction within six months of the consummation of the transaction.

          (F) Applicants shall promptly notify the Commission of the date the disposition of the jurisdictional facilities is consummated.


By the Commission.

( S E A L )


                                        Linwood A. Watson, Jr.,
                                        Acting Secretary.


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